George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Collection, LLC

Post-Qualification Amendments No. 15 & 16 to Form 1-A

Filed April 13, 2022

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letters dated May 6, 2022 (the “Comment Letters”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendments No. 15 and 16 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No.: 024-11584) publicly filed with the Commission on April 13, 2022 (the “Offering Statement”).

The Company respectfully acknowledges the Staff’s prior comments. Pursuant to further telephonic communications with the Staff, the Company has deleted all numeric data from its comparable asset value charts and will anticipate reinstating them after further discussion and clarification with the Staff. In addition, the Company has pulled all test the waters material for its unqualified series from the application and website, and no unqualified series currently appears on either platform. The Company will only post information for unqualified series once it has updated the application and its website to move the language required by Rule 255 of Regulation A to the homepage for each series.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.